Exhibit 99.3

Aptorum Group Limited Reports Financial Results and Business Update for the Six Months Ended June 30, 2021

NEW YORK & LONDON & PARIS--(BUSINESS WIRE)—September 15, 2021, Aptorum Group Limited (NASDAQ: APM, Euronext Paris: APM) (“Aptorum Group” or the “Company”), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology and infectious diseases, today provided a business update and announced financial results for the six months ended June 30, 2021.

“During the first half of 2021, we remained focused on advancing the development of our therapeutic programs. As announced in early 2021, our ALS-4 program (targeting infections caused by Staphylococcus aureus including MRSA) commenced a Phase 1 clinical study in Canada. We are pleased that 5 total cohorts, which represent the essential part of the single ascending dose (“SAD”) portion of the trial, have been completed without any serious adverse events being observed. On the basis of ALS-4’s favourable safety profile, we are commencing the multiple ascending dose (“MAD”) portion of the trial in Q3, 2021. Our other lead program SACT-1 (targeting neuroblastoma), has also received clearance from the US FDA to commence clinical trials in the United States. SACT-1 will be our second therapeutic program entering into the clinical phase. Our RPIDD program (liquid biopsy based approach to infectious disease rapid diagnostics) is also progressing well and we are very pleased to continue its clinical validation currently in collaboration with A*Star. Finally, we are excited to continue with our efforts of commercialising our NativusWell® DOI product, a novel supplement targeting woman’s health including menopausal symptoms. We are also excited to continue to identify and progress on certain other potential novel therapeutic candidates, including our ongoing assessment of a number of novel immunomodulators developed by Yale University targeting major autoimmune diseases, as we announced earlier in the year,” said Mr. Ian Huen, Chief Executive Officer and Executive Director of Aptorum Group Limited.

Clinical Pipeline Update and Upcoming Milestones

In September 2021, Aptorum Group received clearance from the US FDA to open an IND to conduct clinical trials on SACT-1, an orally administered small molecule repurposed drug for the treatment of neuroblastoma. The IND-opening study is a bioavailability/Food Effect study, followed by a Phase 1b/2a trial in neuroblastoma patients which is subject to further FDA approval.

In May 2021, Aptorum Group announced its ongoing Phase I clinical trial for one of its lead programs, ALS-4, an orally administered small molecule drug for the treatment of infections caused by Staphylococcus aureus including MRSA, under which two initial cohorts of the SAD portion of the trial in healthy male and female adult subjects have been completed with no serious adverse events observed. In July 2021, the Company further announced two additional cohorts (Cohort C & D) of the SAD portion have been completed with no serious adverse events observed. In total, up to 6 cohorts for SAD and 3 cohorts for MAD have been planned. The MAD study is commencing in Q3, 2021.

In May 2021, Aptorum Group entered into an agreement with Exeltis regarding Aptorum’s preclinical asset targeting women’s health and gynaecological conditions, including endometriosis, in the European Union and Latin America. Aptorum retained development rights in the rest of the world.

In April 2021, Aptorum Group entered into a material transfer and license option agreement with Yale University to evaluate a group of preclinical stage novel immunomodulators that could represent first-in-class therapeutics in treating autoimmune and oncology diseases, among other indications.

Corporate Highlights

In May 2021, Jurchen Investments  Limited, purchased an aggregate of 1,387,925 of the Company’s Class A Ordinary Shares at $2.882 per share, representing 10% premium to the last closing price.

On March 26, 2021, Aptorum Group entered into a Sales Agreement with H.C. Wainwright & Co., LLC, acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, Class A Ordinary Shares for an aggregate offering price of up to $15,000,000.

Financial Results for the Six Months Ended June 30, 2021

Aptorum Group reported a net loss of $17.1 million for the six months ended June 30, 2021 compared to $7.0 million for the same period in 2020. The increase in net loss in the current period was driven by loss on investments in marketable securities, net of $7.6 million, and there was a gain on non-marketable investment of $1.6 million in the same period in 2020 while there was no such gain in current period.

Research and development expenses were $5.5 million for the six months ended June 30, 2021 compared to $4.3 million for the same period in 2020. The increase in research and development expenses was mainly due to the increase in services provided by contracted research organizations as a result of our projects’ development.

General and administrative fees were $2.6 million for the six months ended June 30, 2021 compared to $2.1 million for the same period in 2020. The increase in general and administration fees was mainly due to a one-off reversal of over-provision in relations to bonus payables to our directors, employees, external consultants and advisors in the last period. It was partly offset by the decrease in travelling expenses due to the outspread of COVID-19 and the decrease in amortization and depreciation due to the disposal of fixed assets in the second half of 2020.

Legal and professional fees were $1.2 million for the six months ended June 30, 2021 compared to $1.5 million for the same period in 2020. The decrease in legal and professional fees was mainly due to the decrease in consultancy services during current period.

As of June 30, 2021, cash and restricted cash totalled approximately $20.1 million and total equity was approximately $26.5 million.

Aptorum Group expects that its existing cash and restricted cash together with undrawn line of credit facility from related parties, will enable it to fund its operating and capital expenditure requirements for at least the next 12 months.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars)

	June 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets:
Cash	$19,935,888	$3,495,231
Restricted cash	130,125	130,125
Digital currencies	-	1,539
Accounts receivable	47,093	62,221
Inventories	32,785	39,133
Marketable securities, at fair value	702,937	28,384,944
Investments in derivatives	-	4,289
Amounts due from related parties	113,858	-
Due from brokers	160,341	160,337
Other receivables and prepayments	795,087	1,378,996
Total current assets	21,918,114	33,656,815
Property, plant and equipment, net	4,148,449	4,686,323
Operating lease right-of-use assets	355,202	547,389
Non-marketable investments	4,079,707	4,079,707
Intangible assets, net	917,170	964,857
Long-term deposits	296,225	296,225
Total Assets	$31,714,867	$44,231,316

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$133,761	$145,926
Accounts payable and accrued expenses	3,537,237	3,240,772
Finance lease liabilities, current	50,881	49,396
Operating lease liabilities, current	339,040	432,600
Total current liabilities	4,060,919	3,868,694
Finance lease liabilities, non-current	22,106	47,923
Operating lease liabilities, non-current	63,008	155,121
Loan payables to related parties	1,098,492	2,007,285
Total Liabilities	$5,244,525	$6,079,023

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 13,170,374 and 11,584,324 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	$13,170,374	$11,584,324
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as of June 30, 2021 and December 31, 2020)	22,437,754	22,437,754
Additional paid-in capital	42,441,471	38,247,903
Accumulated other comprehensive income	28,267	53,296
Accumulated deficit	(46,570,550)	(30,489,126)
Total equity attributable to the shareholders of Aptorum Group Limited	31,507,316	41,834,151
Non-controlling interests	(5,036,974)	(3,681,858)
Total equity	26,470,342	38,152,293
Total Liabilities and Equity	$31,714,867	$44,231,316

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Revenue
Healthcare services income	$637,784	$327,273
Operating expenses
Costs of healthcare services	(629,987)	(436,171)
Research and development expenses	(5,508,356)	(4,315,033)
General and administrative fees	(2,564,117)	(2,076,634)
Legal and professional fees	(1,240,512)	(1,540,304)
Other operating expenses	(189,125)	(641,457)
Total operating expenses	(10,132,097)	(9,009,599)

Other (loss) income
(Loss) gain on investments in marketable securities, net	(7,565,273)	192,134
Gain on non-marketable investment	-	1,635,939
Loss on investments in derivatives, net	(4,289)	(101,233)
Gain on use of digital currencies	4,918	-
Interest expense, net	(126,102)	(144,226)
Sundry income	82,652	111,398
Total other (loss) income, net	(7,608,094)	1,694,012

Net loss	$(17,102,407)	$(6,988,314)
Less: net loss attributable to non-controlling interests	(1,020,983)	(783,749)

Net loss attributable to Aptorum Group Limited	$(16,081,424)	$(6,204,565)

Net loss per share – basic and diluted	$(0.47)	$(0.21)
Weighted-average shares outstanding – basic and diluted	34,280,137	29,956,393

Net loss	$(17,102,407)	$(6,988,314)
Other Comprehensive (loss) income
Exchange differences on translation of foreign operations	(25,029)	31,170
Other Comprehensive (loss) income	(25,029)	31,170
Comprehensive loss	(17,127,436)	(6,957,144)
Less: comprehensive loss attributable to non-controlling interests	(1,020,983)	(783,751)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(16,106,453)	(6,173,393)

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development of a novel molecular-based rapid pathogen identification and detection diagnostics technology with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations.

These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299

Redchip – Financial Communications United States
Investor relations
Dave Gentry
dave@redchip.com
+1 407 491 4498

Actifin – Financial Communications Europe
Investor relations
Ghislaine Gasparetto
ggasparetto@actifin.fr
+33 1 56 88 11 22